SECURITIES AND EXCHANGE COMMISSION         OMB
                            WASHINGTON, D.C. 20549            APPROVAL
                                                             _____________
                                                              OMB   Number:
                                 SCHEDULE 13D                 3235-0145

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (AMENDMENT NO. 2)*



         MotivePower Industries, Inc., f/k/a MK Rail Corporation
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                               (Name of Issuer)


                         Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                    55305T102
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                                  (CUSIP Number)

                               Judith Welcom, Esq.
                                 Brown & Wood LLP
                              One World Trade Center
                             New York, New York 10048

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          (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                 November 18, 1997
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)

                             (Page 1 of 3 Pages)


                                 SCHEDULE 13D

    CUSIP NO.55305T102                                  PAGE  2  OF  3  PAGES
          ------------                                       ---    ---


1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Merrill Lynch & Co., Inc.
       #13-2740599
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                       (b) /x/
3      SEC USE ONLY
4      SOURCE OF FUNDS*     OO
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          / /
       PURSUANT TO ITEMS 2(d) or 2(e)
6      CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware

     NUMBER OF    7      SOLE VOTING POWER
       SHARES                    -0-
    BENEFICIALLY  8      SHARED VOTING POWER
      OWNED BY                   -0-
       EACH       9      SOLE DISPOSITIVE POWER
     REPORTING                   -0-
      PERSON      10     SHARED DISPOSITIVE POWER
       WITH                      -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -0-
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                           / /
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.0%
14     TYPE OF REPORTING PERSON*
            HC

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                     SCHEDULE 13D

   CUSIP NO. 55305T102                                  Page 3  of  3  Pages
             ---------                                      ---    ---


1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Merrill Lynch, Pierce, Fenner & Smith Incorporated
       #13-5674085
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /x/
3      SEC USE ONLY
4      SOURCE OF FUNDS*     OO
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       / /
       PURSUANT TO ITEMS 2(d) or 2(e)
6      CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware

     NUMBER OF    7      SOLE VOTING POWER
       SHARES                    -0-
    BENEFICIALLY  8      SHARED VOTING POWER
      OWNED BY                   -0-
       EACH       9      SOLE DISPOSITIVE POWER
     REPORTING                   -0-
      PERSON      10     SHARED DISPOSITIVE POWER
       WITH                      -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -0-
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                              / /
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.0%
14     TYPE OF REPORTING PERSON*
            BD

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER

     This Amendment No. 2 to Schedule 13D relates to the common stock, $.01 par value per share ("Common Stock"), of MotivePower Industries, Inc., f/k/a MK Rail Corporation, a Delaware corporation ("MotivePower"), and is being filed on behalf of the Reporting Persons to amend the Schedule 13D previously filed by them on September 23, 1996 (the "Schedule 13D"). The principal executive office of MotivePower is 1200 Reedsdale Street, Pittsburgh, PA 15233. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 of Schedule 13D is hereby amended to reflect that, as of the close of trading on the New York Stock Exchange on November 18, 1997, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a registered broker-dealer, is the beneficial owner of -0- shares of the Common Stock of MotivePower.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

        Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5(b) of Schedule 13D is amended by deleting the text of Item 5(b) and replacing it with the following:

          As of the close of trading on the New York Stock Exchange on November 18, 1997, the Reporting Persons have shared power to vote or direct the vote and dispose or direct the disposition of -0-shares of Common Stock of MotivePower.

     Item 5(c) of Schedule 13D is amended by deleting the text of Item 5(c) and replacing it with the following:

          During the 60 calendar day period ending on November 18, 1997, MLPF&S effected the following sales of the Common Stock of MotivePower, all of which were effected on the New York Stock Exchange:

       Date          Total Amount of Shares      Average Price per Share
     --------        ----------------------      -----------------------

     09/30/97                 25,000                       25.06

     10/01/97                  5,100                       25.23

     10/03/97                  8,600                       25.96

     10/08/97                  2,000                       25.00

     10/17/97                 81,500                       25.75

     10/20/97                110,000                       26.66

     10/21/97                100,000                       27.52

     10/22/97                 16,000                       28.50

     10/28/97                  4,300                       25.50

     10/29/97                 22,600                       26.00

     10/30/97                 25,000                       25.03

     11/03/97                  7,600                       26.50

     11/04/97                  1,500                       26.06

     11/14/97                  4,000                       24.00

     11/17/97                100,000                       24.69

     11/18/97                 46,772                       25.58

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Not applicable.



SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 1997


                                        Merrill Lynch & Co., Inc.


                                         /s/ Andrea Lowenthal
                                        -----------------------------------
                                        Name: Andrea Lowenthal*
                                        Title: Attorney-In-Fact


* Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit B to the Schedule 13G filed by Merrill Lynch & Co., Inc. for Walden Residential Properties, Inc. and incorporated herein by reference.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 1997


                                       Merrill Lynch, Pierce,  Fenner &
                                         Smith Incorporated


                                       /s/ Andrea Lowenthal
                                       -----------------------------------
                                       Name: Andrea Lowenthal**
                                       Title: Attorney-In-Fact


** Signed pursuant to a power of attorney, dated January 12, 1996, included as Exhibit 3 to the Schedule 13D and incorporated herein by reference.